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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                          CODORUS VALLEY BANCORP, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $2.50 PER SHARE
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                         (Title of Class of Securities)

                                  192-025-10-4
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                                 (Cusip Number)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 192-025-10-4
                                       13G

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1.    NAME OF REPORTING PERSON
      IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) PEOPLESBANK, A CODORUS VALLEY COMPANY, TRUST AND INVESTMENT SERVICES DIVISION
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2.    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP* (a)________
                                                      (b)________
      NOT APPLICABLE
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION
      COMMONWEALTH OF PENNSYLVANIA
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                        5.    SOLE VOTING POWER
 NUMBER OF                    153,714
  SHARES                --------------------------------------------------------
BENEFICIALLY            6.    SHARED VOTING POWER
 OWNED BY                     112,293
   EACH                 --------------------------------------------------------
 REPORTING              7.    SOLE DISPOSITIVE POWER
  PERSON                      117,735
   WITH                 --------------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER
                              148,272
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      266,007
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      NOT APPLICABLE
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      9.9%
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12.   TYPE OF REPORTING PERSON*
      BK*
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*BANK TRUST DEPARTMENT

Reporting Person

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                                  SCHEDULE 13G

Filed by:        PeoplesBank, A Codorus Valley Company, Trust and Investment
                 Services Division

With:            Securities and Exchange Commission
                 Washington, D.C. 20549

Calendar Year:   2002
Covered

Item 1 (a)       Name of Issuer:
                 Codorus Valley Bancorp, Inc.

Item 1 (b)       Address of Issuer's Principal Executive Offices:
                 105 Leader Heights Road
                 P. O. Box 2887
                 York, PA 17405-2887

Item 2 (a)       Name of Person Filing:
                 David J. Cover, Senior Vice President
                 Trust and Investment Services Division
                 PeoplesBank, A Codorus Valley Company,

Item 2 (b)       Address of Principal Business Office or, if none, Residence:
                 105 Leader Heights Road
                 P. O. Box 2887
                 York, PA 17405-2887

Item 2 (c)       Citizenship:
                 Commonwealth of Pennsylvania

Item 2 (d)       Title of Class of Securities:
                 Common Stock, par value $2.50 per share

Item 2 (e)       Cusip Number:
                 192-025-10-4

Item 3:          If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2
                 (b) (c), check whether the person filing is a:

      (a)   ____  Broker or dealer registered under Section 15 of the Act.

      (b)    XX   Bank as defined in Section 3 (a) (6) of the Act.

      (c)   ____  Insurance Company as defined in Section 3 (a) (19) of the Act.

      (d)   ____  Investment Company registered under Section 8 of the
                  Investment Company Act of 1940.

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      (e)   ____  Investment adviser in accordance with Section 240.13d-1(b)(1)
                  (ii)(E).

      (f)   ____  Employee benefit plan, or endowment fund in accordance with
                  Section 240.13d-1 (b) (1) (ii) (F).

      (g)   ____  Parent holding company or central person in accordance with
                  Section 240.13d-1(b)(1) (ii)(G).

      (h)   ____  Savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.

      (i)   ____  Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

Item 4      Ownership (as of December 31, 2002):

      (a)   Amount Beneficially owned:
            266,007 shares of Common Stock, par value $2.50 per share.

      (b)   Percent of Class: 9.9%

      (c)   Number of Shares as to which such person has:

            (i)   Sole power to vote or to direct the vote: 153,714

            (ii)  Shared power to vote or to direct the vote: 112,293

            (iii) Sole power to dispose or to direct the disposition of: 117,735

            (iv)  Shared power to dispose or to direct the disposition of:
                  148,272


Item 5      Ownership of 5% or less of a Class:
                  Not Applicable

Item 6      Ownership of More than 5% on Behalf of Another Person:
            117,735 shares of the Issuer that are "beneficially owned" by PeoplesBank, A Codorus Valley Company and are held by PeoplesBank, A Codorus Valley Company, Trust and Investment Services Division in its fiduciary capacity; the Trust and Investment Services Division has sole voting and dispositive power over these shares. 41,877 shares of the issuer that are "beneficially owned" by PeoplesBank, A Codorus Valley Company held by PeoplesBank, A Codorus Valley Company, Trust and Investment Services Division in one trust account which provides for the Bank to exercise shared dispositive power; the individual trustee has sole voting power over these shares. 35,979 shares of the Issuer that are "beneficially owned" by PeoplesBank, A Codorus Valley Company and are held by PeoplesBank, A Codorus Valley Company, Trust and Investment Services Division in agency accounts which provide for the Bank to exercise sole voting power; the Trust and Investment Services Division has no dispositive power over these shares. 45,519 shares of the Issuer that are "beneficially owned" by PeoplesBank, A Codorus Valley Company and are held by PeoplesBank, A Codorus Valley Company, Trust and Investment Services Division in agency accounts which provide for the Bank to exercise shared voting power and shared dispositive power over these shares. 24,897 shares of the Issuer that are

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            "beneficially owned" by PeoplesBank, A Codorus Valley Company and are held by PeoplesBank, A Codorus Valley Company, Trust and Investment Services Division in one trust account which provides for the Bank to exercise shared voting power and shared dispositive power over these shares.

Item 7 Identification and Classification of the Subsidiary, which acquired the security being reported on by the parent holding company:
                  Not Applicable

Item 8      Identification and Classification of Members of the Group:
                  Not Applicable

Item 9      Notice of Dissolution of Group:
                  Not Applicable

Item 10           Certification:
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/ David J. Cover
Date:  1/30/2003              David J. Cover
                              Senior Vice President
                              PeoplesBank, A Codorus Valley Company
                              Trust and Investment Services Division

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